UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-16489

FMC TECHNOLOGIES, INC. SAVINGS AND

INVESTMENT PLAN

(Full title of the Plan)

FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Houston, Texas

June 25, 2009

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(In thousands)

	2008	2007
Assets:
Investments, at fair value	$259,910	$625,221
Receivable – Employee contributions	161	—
Receivable – Employer contributions	121	729

Total assets	260,192	625,950

Liabilities:
Contributions refundable	164	39
Accrued administrative expenses	25	31

Total liabilities	189	70

Net assets available for benefits at fair value	260,003	625,880
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,892	535

Net assets available for benefits	$261,895	$626,415

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

(In thousands)

	2008	2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(122,847)	$126,006
Interest and dividend income	11,099	24,458

Net investment (loss) income	(111,748)	150,464

Contributions:
Employee contributions	22,631	24,926
Employer contributions	11,475	12,527

Total contributions	34,106	37,453

Deductions:
Benefit distributions to participants	41,722	59,953
Administrative expenses	231	388

Total deductions	41,953	60,341

Net (decrease) increase prior to transfer	(119,595)	127,576
Transfer to JBT Savings and Investment Plan	(244,925)	—

Net (decrease) increase in net assets available for benefits	(364,520)	127,576

Net assets available for benefits, beginning of year	626,415	498,839

Net assets available for benefits, end of year	$261,895	$626,415

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. (the Company) Savings and Investment Plan (the Plan) provides general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, and is available to all employees of the Company who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee, acting on behalf of the Plan administrator, the Company.

On July 31, 2008, the Company completed the spin-off of its FoodTech and Airport Services businesses into a separate publicly traded company, named John Bean Technologies Corporation (JBT). The spin-off was accomplished through a tax-free dividend to the Company’s shareholders. The Company has no further ownership interest in JBT and JBT has no ownership interest in the Company. In preparation of the spin-off, the JBT Savings and Investment Plan (JBT Plan) was established on June 1, 2008. The Company transferred the vested and nonvested account balances of JBT employees into the JBT Plan. Effective with the spin-off, JBT assumed and became responsible for all liabilities of the JBT Plan.

(b)	Contributions

The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (Code). Participants may elect to contribute up to 75% of their total eligible compensation (20% for participants whose base salary is equal to or greater than the Internal Revenue Service (IRS) Highly Compensated Employee earnings limit) on a pre-tax or an after-tax basis. Participants may elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to pre-tax contributions. Pre-tax contributions were subject to the same limitation of $15,500 for 2008 and 2007 under the Code. In addition, active employees who (1) attain age 50 or older during the year, (2) are already contributing at least 5% to the Plan on a pre-tax basis and (3) will reach the pre-tax contribution limit for the year are eligible to make catch-up contributions to the prescribed limit. The amount of the catch-up contribution was $5,000 for both 2008 and 2007.

The Company makes matching contributions for all active participants, except for certain bargaining unit employees. The Company matches 100% of each participant’s contribution, up to the first 5% of eligible compensation.

At December 31, 2008, a total of 4,558 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments, with a minimum of 2%, to any of the available investment options. Company matching contributions to the Plan are allocated to the investment options selected by the participants.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is determined according to the following graduated schedule based on years of service.

Years of Service	Percent Vested
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 or more	100%

(f)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2008 and 2007, forfeitures of $681,835 and $869,050, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2008 and 2007, were $334,000 and $303,000, respectively.

(g)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make in-service and hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Plan administrator. A participant may have up to two loans outstanding at any one time.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts

A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses and Plan losses. Allocations of Plan earnings and losses are based on the participant’s account balance while a fixed amount is charged to each participant’s account for administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis, which represents the principal balances of the contracts, plus accrued interest at the stated rate, net of payments received and contract charges by the insurance company.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 5 for discussion of fair value measures.

Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the related (losses) gains and the unrealized (depreciation) appreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(d)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Party-in-Interest Transactions

The Trustee provides certain accounting and administrative services to the Plan for which approximately $221,000 and $388,000 of expenses were charged for the years ended December 31, 2008 and 2007, respectively. Certain Plan investments, amounting to $131,356,000 at December 31, 2008, are units of funds managed by the Trustee.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

A significant portion of the Plan’s assets are invested in common stock of the Company. At December 31, 2008 and 2007, the Plan held 3,172,333 and 4,725,403 shares of common stock of the Company, respectively, with fair value of $75,597,000 and $267,930,000, respectively and a cost basis of $84,716,000 and $105,590,000, respectively.

(4)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits at December 31, 2008 and 2007, are separately identified below:

	December 31,
(In thousands)	2008	2007
FMCTI Stock Fund	$75,597	$267,930
Fidelity MIP II CL 2 Fund **	46,637	70,499
Fidelity Diversified International Fund	*	39,294
Fidelity Retirement Government Money Market Portfolio	24,014	*

*	Less than 5% of Plan assets as of December 31, 2008 or December 31, 2007.
**	Amounts represent fair value. The contract value of the Fidelity Managed Income Portfolio Class II (MIP II CL2) Fund, a common / collective trust, is $48,529,000 and $71,034,000 as of December 31, 2008 and 2007, respectively. A majority of the MIP II CL2 Fund is invested in guaranteed investment contracts (GICs) and synthetic GICs which are fully benefit responsive. As described in Note 2(a), contract value is the relevant measurement attribute for GICs and synthetic GICs.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
(In thousands)	2008	2007
Common stock	$(60,952)	$129,898
Registered investment companies	(58,120)	(4,663)
Common / collective trusts	(3,775)	771

	$(122,847)	$126,006

(5)	Fair Value of Assets

The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the security is traded.

•	Money market funds: Valued at cost, which approximates fair value.

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year end.

•	Common / collective trusts: Valued based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor at year end.

•	Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Assets measured at fair value are as follows:

(In thousands)	December 31, 2008	Level 1	Level 2	Level 3
Common stock	$78,881	$78,881	$—	$—
Money market funds	4,191	—	4,191	—
Registered investment companies	114,383	114,383	—	—
Common / collective trusts	52,862	—	52,862	—
Participant loans	9,593	—	—	9,593

Total assets at fair value	$259,910	$193,264	$57,053	$9,593

Summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

(In thousands)	Participant loans
Balance, beginning of year	$14,085
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales issuances and settlements (net)	(4,492)

Balance, end of year	$9,593

(6)	Income Taxes

The Plan obtained its latest determination letter on November 3, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter and was submitted to the IRS in January 2008 for a new determination letter for all amendments made effective through January 1, 2007. As of the date of this filing, the IRS has not made a determination regarding the amended Plan.

The Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2008.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	December 31,
(In thousands)	2008	2007
Net assets available for benefits per the financial statements, contract value	$261,895	$626,415
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(1,892)	(535)

Net assets available for benefits per the Form 5500, fair value	$260,003	$625,880

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	Year ended December 31,
(In thousands)	2008	2007
(Decrease) Increase in net assets available for benefits per financial statements	$(364,520)	$127,576
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts
Prior year adjustment	535	834
Current year adjustment	(1,892)	(535)

(Decrease) Increase in net assets available for benefits per the Form 5500	$(365,877)	$127,875

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**		(e) Current value
Common stock
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock, 3,172,333 shares	$	N/A	$75,597
*	FMCTI Institutional Cash Portfolio	Money Market Fund / Interest-Bearing Cash		N/A	4,079
*	JBT Stock Fund	John Bean Technologies Corporation Common Stock, 402,004 shares		N/A	3,284
*	JBT Institutional Cash Portfolio	Money Market Fund / Interest-Bearing Cash		N/A	112

Registered investment companies
	John Hancock Classic Value Fund	Stock Value Fund		N/A	4,090

	Franklin Mutual Quest CL Z Fund	Stock Long-Term Growth Fund		N/A	9,096

	Sequoia Fund	Stock Long-Term Growth Fund		N/A	10,118

*	Fidelity Puritan Fund	Stock and Bond Fund		N/A	4,063

*	Fidelity Magellan Fund	Stock Long-Term Growth Fund		N/A	3,956

*	Fidelity Blue Chip Growth Fund	Large Companies Stock Fund		N/A	4,700

*	Fidelity Low-Priced Stock Fund	Stock Value Fund		N/A	8,778

*	Fidelity Diversified International Fund	Growth Mutual Fund of Foreign Companies		N/A	12,379

*	Fidelity Retirement Government Money Market Portfolio	Money Market Mutual Fund		N/A	24,014

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year), Continued

December 31, 2008

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**	(e) Current value
	PIMCO Total Return Fund – Administrative Class	Bond Mutual Fund	N/A	$9,719

	MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-Term Growth Fund	N/A	4,010

	Royce Low-Priced Stock Fund	Stock Long-Term Growth Fund	N/A	3,047

*	Fidelity Capital & Income Fund	Equity Income & Growth Fund	N/A	4,330

*	Fidelity Freedom Funds:

	Freedom Income Fund Freedom 2000 Fund Freedom 2010 Fund Freedom 2020 Fund Freedom 2030 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date.	N/A N/A N/A N/A N/A	939 358 3,188 3,350 2,514

	Freedom 2040 Fund		N/A	1,734

Common / collective trusts

*	Fidelity MIP II CL 2 Fund	Portfolio includes investment contracts offered by major insurance companies and other approved institutions	N/A	46,637

*	Fidelity U.S. Equity Index Pool Fund	Stock Index Fund	N/A	6,225

Participant loans

*	Participant loans	Varying rates of interest 3.91% – 8.02%	—	9,593

				$259,910

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ William H. Schumann, III
William H. Schumann, III
Executive Vice President and Chief Financial Officer

Date: June 25, 2009

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)